Starcore International Mines Ltd.

Condensed Interim Consolidated Financial Statements

For the six months ended October 31, 2016

(Unaudited)

1

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

The unaudited condensed interim consolidated financial statements for the six months ended October 31, 2016 have been prepared by and are the responsibility of the Company’s management. These financial statements have not been reviewed or audited by the Company’s auditors.

2

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	October 31,	April 30,
As at	2016	2016

Assets

Current
Cash	$ 4,316	$ 4,248
Short-term Investments (note 3)	3,654	5,742
Amounts Receivable (note 4)	1,880	2,221
Inventory (note 5)	2,592	1,877
Prepaid Expenses and Advances	389	191

Total Current Assets	12,831	14,279

Non-Current
Mining Interest, Plant and Equipment (note 6)	55,834	56,618
Exploration and Evaluation Assets (note 7)	5,623	3,864
Reclamation Deposits	165	165
Deferred Tax Assets	3,959	3,981

Total Non-Current Assets	65,581	64,628

Total Assets	$ 78,412	$ 78,907

Liabilities

Current
Trade and Other Payables	$ 2,236	$ 3,091
Current Portion of Loan Payable (note 8)	6,381	4,619

Total Current Liabilities	8,617	7,710

Non-Current
Loan Payable (note 8)	-	1,369
Rehabilitation and Closure Cost Provision (note 9)	1,066	1,091
Deferred Tax Liabilities	11,124	10,864

Total Non-Current Liabilities	12,190	13,324

Total Liabilities	$ 20,807	$ 21,034

3

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	October 31,	April 30,
As at	2016	2016

Equity

Share Capital (note 10)	$ 50,605	$ 50,605
Equity Reserve	11,173	11,173
Foreign Currency Translation Reserve	4,445	5,386
Accumulated Deficit	(8,618)	(9,291)

Total Equity	57,605	57,873

Total Liabilities and Equity	$ 78,412	$ 78,907

Commitments (note 12)

Subsequent event (note 8)

Approved by the Directors:

“Robert Eadie” Director “Gary Arca” Director

4

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(in thousands of Canadian dollars except per share amounts) – (Unaudited)

	For the three months ended October 31,		For the six months ended October 31,
	2016	2015	2016	2015

Revenues
Mined Ore	7,061	7,704	14,249	14,070

Cost of Sales (notes 6 and 9)
Mined ore	(4,358)	(4,817)	(9,037)	(10,031)
Depreciation and depletion	(1,434)	(1,751)	(2,795)	(3,296)

Total Cost of Sales	(5,792)	(6,568)	(11,832)	(13,327)

Earnings from mining operations	1,269	1,136	2,417	743

Financing costs (net) (note 9)	(108)	(103)	(320)	(32)
Foreign exchange gain	(160)	25	548	568
Professional and consulting fees	32	(190)	(358)	(381)
Management fees and salaries	(498)	(216)	(864)	(693)
Office and administration	(411)	(325)	(875)	(728)
Shareholder relations	(35)	(10)	(110)	(56)
Transfer agent and regulatory fees	(50)	(89)	(108)	(160)

Earnings (Loss) before taxes	39	228	330	(739)

Income tax recovery (expense)
Current	-	-	-	(10)
Deferred	148	334	343	1,215

Earnings for the period	187	562	673	466

Other comprehensive income
Foreign currency translation differences	(1,908)	(866)	(942)	1,630

Comprehensive income (loss) for the period	$ (1,721)	$ (304)	$ (269)	$ 2,096

Basic income (loss) per share (Note 15)	$ 0.00	$ 0.01	$ 0.01	$ 0.01

Diluted income (loss) per share (Note 15)	$ 0.00	$ 0.01	$ 0.01	$ 0.01

5

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) – (Unaudited)

For the six months ended October 31,	2016	2015

Cash provided by
Operating activities
Earnings for the period	$ 673	$ 466
Items not involving cash:
Depreciation and depletion (note 6)	2,623	3,370
Discount on long-term debt (note 8)	45	-
Interest on long-term debt (note 8)	261	37
Income recovery expense	(343)	(1,205)
Interest revenue	(11)	(14)
Impairment on investment	-	(175)
Other expenses	-	175
Rehabilitation and closure cost accretion (note 9)	39	36
Share-based payments (note 10)	170	9

Cash generated by operating activities before working capital changes	3,457	2,699

Change in non-cash working capital items
Amounts receivable	370	1,249
Income tax paid	-	16
Inventory	(776)	429
Prepaid expenses and advances	(215)	(406)
Trade and other payables	(1,210)	(2,472)

Cash provided by operating activities	1,626	1,515

Financing activities
Advance (repayment) of loan payable (note 8)	-	639
Interest paid (note 8)	-	(90)

Cash inflow for financing activities	-	549

Investing activities
Investment in exploration and evaluation assets (note 7)	(1,650)	(385)
Purchase of mining interest, plant and equipment (note 6)	(628)	(1,660)
Reclamation deposits	-	(121)
Sale of short-term investments (note 3)	2,188	633

Cash outflows for investing activities	(90)	(1,533)

Total increase in cash	1,536	531

Effect of foreign exchange rate changes on cash	(1,468)	(160)

Cash, beginning of period	4,248	4,248

Cash, end of period	$ 4,316	$ 4,619

6

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Changes in Equity for the periods ended October 31, 2016, April 30, 2016 and October 31, 2015

(in thousands of Canadian dollars except for number of shares) – (Unaudited)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total

Balance, April 30, 2015	37,986,760	$ 45,354	$ 11,164	$ 2,569	$ (9,390)	$ 49,697
Issued for cash pursuant to:
- Acquisition of Cortez Gold Corp. - at $0.42	7,166,888	3,010	-	-	-	3,010
Share-based payments	-	-	9	-	-	9
Foreign currency translation differences	-	-	-	1,630	-	1,630
Earnings for the period	-	-	-	-	466	466

Balance, October 31, 2015	45,153,648	48,364	11,173	4,199	(8,924)	54,812

Issued for cash pursuant to:
- Share subscriptions conversion - at $0.56	3,993,203	2,241	-	-	-	2,241
Foreign currency translation differences	-	-	-	1,187	-	1,187
Net loss for the period	-	-	-	-	(367)	(367)

Balance, April 30, 2016	49,146,851	50,605	11,173	5,386	(9,291)	57,873

Foreign currency translation differences	-	-	-	(941)	-	(941)
Earnings for the period	-	-	-	-	673	673

Balance, October 31, 2016	49,146,851	$ 50,605	$ 11,173	$ 4,445	$ (8,618)	$ 57,605

7

1.	Corporate Information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico and Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver processing plant in Matehuala, Mexico.

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of Preparation

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements, for the six months period ended October 31, 2016, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and do not include all the information required for full annual financial statement.

These condensed interim financial statements should be read in conjunction with the Company’s April 30, 2016 audited annual financial statements.

On May 13, 2016, the Company changed its fiscal year end from July 31 to April 30. With this year-end change, the Company reported a one-time transitional period for the nine months ended April 30, 2016.

Effective December 14, 2015, the Company completed a 4:1 share consolidation (note 10). All common share and per share amounts have been retroactively restated.

The financial statements were authorized for issue by the Board of Directors on December 13, 2016.

b)	Basis of Measurement

The unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3 of the Company’s April 30, 2016 audited annual financial statements.

The unaudited condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of unaudited condensed interim consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 of the Company’s April 30, 2016 audited annual financial statements.

8

2.	Basis of Preparation – (cont’d)

c)	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiaries, Bernal and Altiplano, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

3.	Short-term Investments

At October 31, 2016, the Company held a Guaranteed Investment Certificate (“GIC”) denominated in CAD, USD and Mexican Pesos (“MP”). The GIC denominated in CAD and USD has a market value of $1,673 (April 30, 2016 - $3,766), earning interest income at 0.2% per annum and maturing on November 5, 2017. The Company also holds a GIC denominated in MP with a market value of $1,981 (April 30, 2016 - $1,976) earning interest at 4.00% per annum on a month to month basis.

These GICs are cashable at the Company’s option and are considered to be highly liquid. The Company’s short-term investments are held at two financial institutions and as such the Company is exposed to the risks of those financial institutions.

4.	Amounts Receivable

	October 31, 2016	April 30, 2016

Taxes receivable	$ 1,851	$ 1,955
Other	29	266
	$ 1,880	$ 2,221

5.	Inventory

	October 31, 2016	April 30, 2016

Carrying value of inventory:
Doré	$ 953	$ 1,097
Goods in transit	-	53
Work-in-process	330	35
Concentrate purchased	32	-
Stockpile	485	13
Supplies	792	679
	$ 2,592	$ 1,877

9

6.	Mining Interest, Plant and Equipment

	Mining Interest	Plant and Equipment Mining	Plant and Equipment Altiplano	Corporate Office Equipment	Total

Cost
Balance, July 31, 2015	$ 69,845	$ 19,056	$ -	$ 477	$ 89,378
Acquisition of Cortez assets	-	-	6,040	54	6,094
Additions	1,333	1,701	588	78	3,700
Write-down of equipment	-	-	-	(4)	(4)
Effect of foreign exchange	(1,160)	(449)	(301)	-	(1,910)

Balance, April 30, 2016	70,018	20,308	6,327	605	97,258
Additions	232	286	95	15	628
Effect of foreign exchange	3,995	1,051	430	-	5,476

Balance, October 31, 2016	$ 74,245	$ 21,645	$ 6,852	$ 620	$ 103,362

Depreciation
Balance, July 31, 2015	$ 30,280	$ 8,192	$ -	$ 274	38,746
Depreciation for the year	3,707	1,007	-	70	4,784
Write-down of equipment	-	-	-	(1)	(1)
Effect of foreign exchange	(2,206)	(683)	-	-	(2,889)

Balance, April 30, 2016	31,781	8,516	-	343	40,640
Depreciation for the period	2,047	526	-	50	2,623
Effect of foreign exchange	3,342	923	-	-	4,265

Balance, October 31, 2016	$ 37,170	$ 9,965	$ -	$ 393	$ 47,528

Carrying amounts
Balance, July 31, 2015	$ 39,565	$ 10,864	$ -	$ 203	$ 50,632
Balance, April 30, 2016	$ 38,237	$ 11,792	$ 6,327	$ 262	$ 56,618
Balance, October 31, 2016	$ 37,075	$ 11,680	$ 6,852	$ 227	$ 55,834

10

6.	Mining Interest, Plant and Equipment – (cont’d)

San Pedrito

The Company entered into a Binding Agreement (“Agreement”) to sell the San Pedrito Property located in Queretaro, Mexico. The sale is expected to net the Company approximately USD $7 Million. The Agreement requires the buyer to deposit 50 million Mexican Pesos (“MP”) (approximately USD $2.8 million), which has been received in trust and may only be released pending various confirmations, including compliance with state and municipal regulations and evidence that the property is in good standing.

The agreement is subject to a 50 million MP penalty clause in case of non-performance that will be effective if either the purchaser does not pay the owed amount when all the conditions have been met or if the Company does not wish to continue with the sale. Upon receipt of the required confirmations, the agreement provides for the subject conditions to be removed and the balance of funds to be paid immediately to the Company. The Company has not recorded the sale or deposit in these Financial Statements due to the pending conditions precedent.

The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for USD $26 million.

Altiplano Facility.

On August 5, 2015, the Company acquired Cortez Gold Corp. (“Cortez”) (TSXV: CUT) in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Cortez was a Vancouver-based junior resource company that owns the Altiplano gold and silver processing plant in Matehuala, Mexico and had a director and officer in common with the Company (see Note 5 to the Company’s April 30, 2016 audited annual financial statements).

Pursuant to the acquisition, the purchase price was allocated based on management’s best estimates and assumptions, after taking into account all relevant information available. As a result, apart from working capital allocations, $6,094 was allocated to plant, machinery and equipment.

The Company’s management has determined the commencement of commercial production to begin subsequent to October 31, 2016. In making this judgement, management has assessed various sources of information including but not limited to operation management expertise, projected cash flow and determining sustainable level of production inputs available.

As a result, prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs until such time as the facility was of sufficient operational status with the ability to function as management intended.

11

7.	Exploration and Evaluation Assets

	AJC Properties	Creston Properties	Total
Acquisition costs:
Balance, July 31, 2015	$ 1,159	$ 2,001	$ 3,160

Effect of foreign exchange	(76)	-	(76)

Balance, April 30, 2016	1,083	2,001	3,084
Effect of foreign exchange	109	-	109
Balance, October 31, 2016	$ 1,192	$ 2,001	$ 3,193
Exploration costs:
Balance, July 31, 2015	$ 25	$ 226	$ 251
Geological	-	115	115
Legal fees	-	228	228
Maintenance	59	90	149

Effect of foreign exchange	37	-	37

Balance, April 30, 2016	121	659	780
Assays	77	-	77
Geological	151	90	241
Legal fees	-	19	19
Land taxes	8	-	8
Maintenance	46	83	129
Drilling	1,162	-	1,162
Exploration cost	91	-	91

Effect of foreign exchange	(77)	-	(77)

Balance, October 31, 2016	$ 1,579	$ 851	$ 2,430
Total exploration and evaluation assets
Balance, July 31, 2015	$ 1,184	$ 2,227	$ 3,411
Balance, April 30, 2016	$ 1,204	$ 2,660	$ 3,864
Balance, October 31, 2016	$ 2,771	$ 2,852	$ 5,623
12

7.	Exploration and Evaluation Assets – (cont’d)

a) American Consolidated Minerals (“AJC”) properties

Pursuant to the Acquisition of AJC (see Note 5 of April 30, 2016 audited annual financial statements), the Company has acquired the rights to three exploration properties as follows:

i) Lone Ranch, U.S.A

The Company has acquired the right to a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 73 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”) from MinQuest Inc. (“MinQuest”). Consideration to be paid for the interest is USD$360, and the Company must incur total exploration expenditures of USD$1,225 (USD$175 incurred) on the property, by the third anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over the property or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD$1,500 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions may be paid to the optionor to maintain the option.

ii) Toiyabe, U.S.A

The Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest. Consideration to be paid for the interest is USD$900 and the Company must incur total exploration expenditures of USD$1,025 (USD$1,025 incurred) on the property, by the fifth anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over Toiyabe or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD $2,000 per each 1% of the royalty.

iii) Sierra Rosario, Mexico

The Company has acquired a 100% interest in the 978-hectare Sierra Rosario Property, over 2 claims that are located in the state of Sinaloa, Mexico (“Sierra Rosario”). The properties are subject to a 1% NSR.

13

7.	Exploration and Evaluation Assets – (cont’d)

b) Creston Moly (“Creston”) properties

Pursuant to the Acquisition of Creston (see Note 5 of April 30, 2016 audited annual financial statements), the Company has acquired the rights to three exploration properties as follows:

i) El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

ii) Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

iii) Molybrook Project, Canada

The Company owns 100% of the 44 mineral claims of the Moly Brook molybdenum property, located on the southern coast of Newfoundland. The Moly Brook property is subject to a 2% NSR, of which 1.5% can be purchased by the Company for $1,500.

During the year ended April 30, 2016, the Company reduced its claims to focus of the core project and to reduce its holding costs.

8.	Loan Payable

During the year ended July 31, 2015, the Company secured a $1,305 (USD $1,000) loan with a lender. The loan is secured against certain assets of the Company and bears interest at 11% per annum, compounded monthly. The full principal plus accrued interest on the loan shall be repayable to the lender on August 31, 2017.

The Company amalgamated with Cortez Gold Corp. (“Cortez”) on August 5, 2015 and acquired the outstanding debt of $2,936. During the period ended April 30, 2016, the Company settled this debt by paying $650 (USD$500) and interest of $96 (USD $75) to its lenders. The Company also issued 3,993,203 Subscription Receipts (the “Receipts”) to complete settlement of outstanding debt in the aggregate amount of $1,959 (US$1,500) and $282 (US$225) in interest to certain creditors. The Receipts were issued at a fair value of $0.56 per Receipt. The Receipts were subsequently converted into 3,993,203 common shares (note 11) during the period ended April 30, 2016.

On November 12, 2015, the Company completed a private placement of secured bonds in the aggregate principal amount of $4,500 (“the Bonds”) less structuring and finder’s fees, totaling $90 (the “Discount”). The Bonds bear interest of 8% per annum, payable on November 12, 2016. The Bonds are secured against all of the Company’s asset that ranks pari passu with the existing debt obligations of the Company. The Discount is being charged to the Company’s statement of operations and comprehensive income and added to the liability over the life of the Bonds.

14

8.	Loan Payable – (cont’d)

Subsequent to the period ending October 31, 2016, the Company obtained an extension on the repayment of the Bonds. The bond holder has agreed to extend the maturity date by six months and for consideration, the Company will pay a prolongation fee of one (1%) percent at the end of the extended term. The interest due on the initial twelve (12) month term was also paid. The Bonds, together with the prolongation fee and interest for the additional six months of the term, will be due and payable on the new maturity date of May 12, 2017.

	Principal	Interest	Discount	Total

Balance, July 31, 2015	$ 1,305	$ -	$ -	$ 1,305

Acquisition of Cortez Debt	2,609	378	(51)	2,936
Repayment on debt	(2,609)	(378)	51	(2,936)
Financing, November 17, 2015	4,500	-	(90)	4,410
Interest accrual	-	282	-	282
Unwinding of discount	-	-	42	42
Foreign exchange adjustment	(51)	-	-	(51)

Balance, April 30, 2016	5,754	282	(48)	5,988
Interest accrual	-	261	-	261
Unwinding of discount	-	-	45	45
Foreign exchange adjustment	87	-	-	87

Balance, October 31, 2016	$ 5,841	$ 543	$ (3)	$ 6,381

	October 31, 2016	April 30, 2016
Loan (Due May 1, 2017)	$ 4,846	$ 4,619
Loan (Due August 31, 2017)	1,535	1,369

	$ 6,381	$ 5,988

9.	Rehabilitation and Closure Cost Provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At October 31, 2016, the present value of obligations is estimated at $1,066 (April 30, 2016 - $1,091) based on expected undiscounted cash-flows at the end of the mine life of 19,195,000 MP or $1,369 (April 30, 2016 - $1,401), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (April 30, 2016 – 8%) and an inflation rate of 3.5% (April 30, 2016 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs.

Changes to the reclamation and closure cost balance during the period are as follows:

	October 31, 2016	April 30, 2016

Balance, beginning of period	$ 1,091	$ 1,162
Accretion expense	39	65
Foreign exchange fluctuation	(64)	(136)

	$ 1,066	$ 1,091
15

10.	Share Capital

a)	Common Shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

In December 2015, the Company’s Board of Directors approved a resolution consolidating the Company’s share capital on the basis of one new share for up to every four outstanding shares of the Company. The Company received acceptance from regulatory authorities and commenced trading on a consolidated basis effective December 14, 2015. The 4:1 share consolidation has been presented throughout the consolidated financial statements retroactively.

During the period ended October 31, 2016, the Company did not issue any common shares.

During the year ended April 30, 2016, the Company issued:

-	3,993,203 Subscription Receipts (the “Receipts”), to settle the outstanding debt pursuant to the acquisition of Cortez as at July 31, 2015 in the aggregate amount of $2,241 owed to certain creditors. The Receipts were issued at a fair value of $0.56 per Receipt. The Receipts were convertible into one share of the Company upon receipt of shareholder approval. On January 19, 2016, the shareholders approved the conversion of the Receipts into shares and as a result the Company issued 3,993,203 shares to the Receipt holders.

-	7,166,888 shares were issued pursuant to the plan of arrangement at $0.42 whereby the Company acquire all of the outstanding shares of Cortez.

b)	Warrants

During the period ending October 31, 2016, 139,284 warrants expired and no additional warrants were issued.

A summary of the Company’s outstanding share purchase warrants at October 31, 2016, April 30, 2016 and July 31, 2015 and the changes during the periods then ended is presented below:

	Number of warrants	Weighted average exercise price

Outstanding at July 31, 2015 & April 30, 2016	139,284	$1.20
Warrants expired	(139,284)	$1.20

Outstanding at October 31, 2016	-	$ -

16

10.	Share Capital – (cont’d)

c)	Share-based Payments

The Company, in accordance with the policies of the TSX, was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of common stock outstanding. Options could be granted for a maximum term of 5 years.

In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options. The following is a summary of changes in options from July 31, 2015, April 30, 2016 and October 31, 2016:

	Number of Shares	Weighted Average Exercise Price

Balance at July 31, 2015 & April 30, 2016	2,846,250	$1.07
Forfeited/expired	(37,500)	$0.60

Outstanding and Exercisable at October 31, 2016	2,808,750	$1.08

The following is a summary of outstanding stock options at October 31, 2016:

Number Outstanding	Weighted Average Exercise Price	Weighted Average Life
100,000	$0.80	0.46
485,000	$1.00	0.49
812,500	$1.48	0.70
200,000	$1.00	2.06
68,750	$0.80	2.06
50,000	$0.92	2.10
50,000	$1.00	2.12
1,042,500	$0.88	2.46

2,808,750	$1.08	1.49

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors has approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company.

Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

17

10.	Share Capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs will vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than April 30th of the third calendar year after the year in which the RSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the period were as follows:

Number of Share Units
Balance, April 30, 2015 & April 30, 2016	-
Granted	961,000
Redeemed	-
Balance, October 31, 2016	961,000

Management has determined that 50% of the RSU’s will be deemed payable on the vesting dates based on current performance criteria measures. As such, the DSU’s have been valued at fair value of $0.64 and the amortized portion of this for the period ended October 31, 2016 is $26 which has been expensed to management fees and salaries on the Statement of Operations and Comprehensive Income.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than April 30th of the calendar year immediately following the calendar year of termination of service. The Corporation may issue shares in lieu of cash payment.

DSU Awards will vest for current DSU participants as to 25% of DSUs on the date of grant; and 25% on each anniversary date of the grant over a period of 3 years.

The DSU share plan transactions during the period were as follows:

Number of Shares Units
Balance, April 30, 2015 & April 30, 2016	-
Granted	720,000
Redeemed	-
Balance, October 31, 2016	720,000

Management has determined that 180,000 (25%) of the DSU’s will be deemed payable immediately. Based on the fair value of $0.64 per share, the Company has expensed $115 to management fees and salaries on the Statement of Operations and Comprehensive Income.

The remainder of 540,000 DSUs will vest on their vesting dates accordingly and as such, the DSUs have been valued at fair value of $0.64 per share. The amortized portion of this for the period ended October 31, 2016 is $29 and has been expensed to management fees and salaries on the Statement of Operations and Comprehensive Income.

18

11.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and short-term investments are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities.

In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At October 31, 2016, the Company had the following financial assets and liabilities denominated in CAD and denominated in MP:

	Canadian Dollars (CAD)	Mexican Pesos (MP)

Cash	$ 809	37,161
Long term liabilities	$ 803	134,140
Other working capital amounts - net	$ (4,846)	-

At October 31, 2016, US dollar amounts were converted at a rate of $1.3403 Canadian dollars to $1 US dollar and MP were converted at a rate of MP18.78 to $1 US Dollar. A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $172. A 10% increase or decrease in the MP exchange rate will decrease or increase annual earnings from mining operations by approximately $69.

b)	Interest Rate Risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

19

11.	Financial Instruments – (cont’d)

c)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and short-term investments, the balance of which at October 31, 2016 is $4,316 (April 30, 2016 - $4,248) and $3,654 (April 30, 2016 - $5,742), respectively. Cash of $856 (April 30, 2016 - $1,371) and short-term investments of $1,981 (April 30, 2016 - $Nil) are held at a Mexican financial institution, cash of $212 (April 30, 2016 – $19) are held at a US financial institution and the remainder of $3,248 (April 30, 2016 - $3,663) and the short-term investment of $1,673 (April 30, 2016 - $3,766) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. Amounts receivable comprised of trade receivables of $Nil (April 30, 2016 - $Nil), taxes receivable of Mexican VAT taxes receivable of $1,838 and GST receivable of $42, which are subject to review by the respective tax authority.

d)	Liquidity Risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at October 31, 2016, the Company was holding cash of $4,316 (April 30, 2016 - $4,248) and short-term investments of $3.654 (April 30, 2016 - $5,742).

Obligations due within twelve months of October 31,	2016	2017	2018	2019	2020 and beyond

Trade and other payables	$ 2,236	$ -	$ -	$ -	$ -
Current portion of loan payable	6,381	-	-	-	-
Reclamation and closure obligations	$ -	$ -	$ -	$ -	$ 1,369

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

e)	Commodity Risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of USD $1,110 in revenue and net income.

20

12.	Commitments and Related Party Transactions

Except as disclosed elsewhere in these interim condensed consolidated financial statements, the Company has the following commitments outstanding at October 31, 2016:

a)	As at October 31, 2016, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2020, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.
b)	As at October 31, 2016, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year until December 2017. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $220 per year.
c)	As at October 31, 2016, the Company has management contracts to officers and directors totaling $840 per year, payable monthly, expiring in January 2020.
13.	Capital Disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the period ended October 31, 2016.

14.	Segmented Information

The Company operates in three reportable geographical and one operating segment. Selected financial information by geographical segment is as follows:

				October 31, 2016
	Mexico	Canada	USA	Total
Revenue	$ 14,249	$ -	$ -	$ 14,249
Earnings (loss) for the period	991	(372)	54	673
Mining interest, plant and equipment	55,648	186	-	55,834
Non-current assets	62,183	3,140	258	65,581
Total assets	74,221	3,059	1,132	78,412

	Mexico	Canada	USA	October 31, 2015 Total

Revenue	$ 14,070	$ -	$ -	$ 14,070
Earnings (loss) for the period	1,921	(1,463)	8	466

21

14.	Segmented Information – (cont’d)

				April 30, 2016
	Mexico	Canada	USA	Total
Revenue	$ 20,326	$ -	$ -	$ 20,326
Earnings (loss) for the year	3,653	(3,429)	(29)	195
Mining interest, plant and equipment	56,364	254	-	56,618
Non-current assets	61,323	3,045	260	64,628
Total assets	71,876	5,180	1,851	78,907

During the periods ended October 31, 2016, the Company earned all of its revenues from one customer. As at October 31, 2016, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on October 31, 2016 was $Nil (April 30, 2016 - $Nil).

15.	Earnings per Share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows:

	For the three months ended October 31,		For the six months ended October 31,
	2016	2015	2016	2015

Issued common share, beginning of period	49,146,851	37,986,712	49,146,851	37,986,712
Weighted average issuances	-	6,621,581	-	6,621,581

Basic weighted average common shares	49,146,851	44,608,293	49,146,851	44,608,293
Effect of dilutive warrants and options	-	-	-	-

Diluted weighted average common shares	49,146,851	44,608,293	49,146,851	44,608,293

Vested share purchase options totalling 2,808,750 at October 31, 2016, were not included in the computation of diluted earnings per share as the effect was anti-dilutive.